SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extraordinary General Meeting

—
MANUAL FOR SHAREHOLDER’S PARTICIPATION
December 15th, 2017

INDEX
Invitation 2
Notice of Meeting 3
Information to Vote by Distance Voting Form 7
Annex I – Distance Voting Form 10
Public Power of Attorney Request 14
Item to be discussed in the Extraordinary General Meeting (EGM):
I. Amendment proposal of Petrobras’s By-Law 15
Annex I -Proposals of Petrobras’s By-Law changes 20
Annex II – Proposals changes 51
II. Restatement of the By-Law to reflect the amendments approved 98
Annex I -Petrobras’s By-Law after changes 99

INVITATION
Date: December 15, 2017 Time: 4 pm Address: Auditorium of the Company’s headquarter at Avenida República do Chile
65, 1st floor, in the city of Rio de Janeiro
Extraordinary General Meeting Agenda items:
I. Proposal for the amendment of Petrobras’ Bylaw
II. Consolidation of the Bylaw to reflect the approved amendments

EXTRAORDINARY GENERAL MEETING

CALL NOTICE
The Board of Directors of Petróleo Brasileiro SA -Petrobras convenes the Company’s shareholders to meet at Extraordinary General Meeting on December 15, 2017, at 4:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:
I. Proposal for the amendment of Petrobras’ Bylaw, in order to:
(i)
Amend art. 1 to forecast, expressly, the Company´s submission to the rules of private law, pursuant to art. 173, §1, II of the Constitution of the Federative Republic of Brazil, as well as Law 13,303/16 and Decree 8.945/16;
(ii)
Include §2 and §3 in art. 1º to adapt to item 1.1 of the Regulation of Level 2 of Corporate Governance from Brazil Bolsa Balcão (B3) -Regulation of Level 2 of B3, with the consequent renumbering of the single paragraph for §1º;
(iii) Include paragraphs 3 to 7 in art. 3 in compliance with art. 8, paragraph 2 of Law 13,303/16 and art. 5 and 13 , paragraph 3 of Decree 8.945/16;
(iv)
Include Paragraph 4 in art. 4 to adapt to items 3.1 and 7.1 of the Level 2 Regulation of B3;
(v)
Include Paragraph 4 in art. 5 to adapt to item 8.1.2 of the Level 2 Regulation of B3;
(vi)
Amend the sole paragraph of art. 9 art. 13, caput and §2, art. 14, and art. 15 to make mere editorial adjustments;
(vii) Amend the sole paragraph of art. 16 to clarify that the indications that are link to the Federal Union as a shareholder and that are carried out by Petrobras will also comply with the additional requirements set forth in the Nomination Policy, as well as for the correct reference to all pertinent articles;
(viii) Amend art. 18, caput, for adaptation to art. 13 of Law 13,303/16, at the request of the Secretariat of Coordination and Governance of State Enterprises (SEST);
(ix)
Amend paragraphs 4 to 7 of art. 18, to adapt to item 5.3 of the Level 2 Regulation of B3 and to increase the percentage of independent directors, according to art. 38 of the Highlight Program on State Governance (“Programa Destaque em Governança”) of B3, amended on 05/11/2017, as well as rule on the treatment to be given in case of fractional number, in view of the different norms to which the Company is subject;
(x)
Amend paragraph 9 of art. 18 and article 19, items I, III and IV, to make mere editorial adjustments;
(xi)
Include, at SEST’s request, item V in art. 19 to expressly mention the member appointed by the Ministry of Planning, Development and Management, according to art. 53, sole paragraph of Law 13,502/17;

(xii) Amend art. 20, caput, and art. 21, caput, item V, §§3 and 6, to make mere editorial adjustments;
(xiii) Amend paragraph 1 of art. 22 for adaptation to item 5.7 of the Level 2 Regulation of B3;
(xiv) Amend art. 23, caput, art. 25, caput, art. 27, §3, art. 28, caput, items II, III, §4 and 6, to make mere editorial adjustments;
(xv) Include §5º in art. 28 for compliance with CGPAR Resolution No. 14/2015, expressly inserting the hypotheses of ending of the right to receive the paid quarantine, already provided for in art. 28;
(xvi) Amend art. 29, item XII to make a mere adjustment;
(xvii) Include items XIV and XV and paragraph 3 in art. 29 for adaptation to item 5.7 of the Level 2 Regulation of B3;
(xviii) Amend art. 30, item II, to detail that the concept of “assignee of the general structure of the Company” will be defined in Petrobras’ Basic Plan of Organization;
(xix) Amend art. 30, item VI to correct the conflict with art. 40, VII, which already deals with the “alienation of control of the capital stock of wholly-owned subsidiaries of the Company”;
(xx) Amend art. 30, item XIV, §§2, 3 and 6 to make mere editorial adjustments;
(xxi) Amend art. 30, paragraph 1, item I and include paragraphs 4 and 5 as an alternative to adaptation to item 4.1 of the Level 2 Regulation of B3;
(xxii) Amend art. 31 to perform a mere adjustment;
(xxiii) Amend art. 32, paragraph 5, to provide the qualified quorum also for operations with federal state-owned enterprises outside the ordinary course of business of the Company;
(xxiv) Change art. 33, paragraph 1 and art. 34, item I, item “e” to make mere editorial adjustments;
(xxv) Include letter “m” to item II of art. 34 to meet the forecast in art. 142, VIII, of Law 6,404/76;
(xxvi) Amend art. 35, caput and paragraph 2 to make mere editorial adjustments;
(xxvii) Delete the sole paragraph of art. 38, in order to withdraw the forecast of reporting to the Board of Directors, in view of the existence of more efficient internal controls to verify the acts practiced by the Executive Officers;
(xxviii) Amend art. 39 to perform mere adjustment;
(xxix) Amend art. 40, caput and item XI and include paragraphs 3 and 4 as an alternative to adaptation to item 4.1 of the Level 2 Regulation of B3;
(xxx) Amend art. 42, caput, to make a mere adjustment;
(xxxi) Amend art. 43, caput, §§1 and 2, to make mere redaction adjustments and amend §3 to adapt to item 5.11 of the Level 2 Regulation of B3;
(xxxii) Include §§4 and 5 in art. 43 to expressly stipulate that the same procedure for directors is applied to the members of the Fiscal Council and that they must declare that they meet the independence criteria;
(xxxiii) Amend art. 44, § 2, art. 45, art. 46, item V, art. 49, §§1 and 2 and art. 57 to make mere editorial adjustments;

(xxxiv) Change art. 58 for adaptation to items 4.1 and 13.1 of the Level 2 Regulation of B3;

(xxxv) Amend art. 59 to include preparatory wording for compliance with Law 13.303/16 with respect to the bidding procedure;
(xxxvi) Amend art. 60 to perform mere adjustment;
(xxxvii) Include art. 61 for adaptation to items 8.1 and 8.3 of the Level 2 Regulation of B3;
(xxxviii) Include art. 62 for adaptation to item 10.2 of the Level 2 Regulation of B3;
(xxxix) Include art. 63 for adaptation to item 10.3 of the Level 2 Regulation of B3;
(xl) Include art. 64 for adaptation to item 11.2 of the Level 2 Regulation of B3;
(xli) Include art. 65 for adaptation to items 12.5.1 and 12.5.2 of the Level 2 Regulation of B3.
II. Consolidation of the Bylaw to reflect the approved amendments.
The person present at the Meeting shall prove his or her shareholder status, pursuant to article 126 of Act 6,404, dated 12.15.1976. In order to be represented, the shareholder must comply with the provisions of paragraph 1 of article 126 of said Act and article 13 of Petrobras’ Bylaw, showing the following documents:
i) Representative’s identity document;
ii) Power of Attorney with special powers of the represented with no tar signature ized
(original or authenticated copy);
iii) Copy of the agreement or Bylaw of the fund’s representative or regulation, if applicable;
iv) Copy of the instrument of investiture or equivalent document proving the powers of the grantor of the power of attorney, if applicable.
The shareholders represented by attorneys-in-fact are requested to file, at least three business days in advance, the documents listed above in room 1002 (Attendance to Shareholders) of the Headquarters Building. For those who will submit the documentation on the day of the Meetings, the Company informs that it will be able to receive it from 11 am, at the place where the meetings will be held.
The exercise of the right to vote in the case of loan of shares shall be incumbent on the borrower of such loan, unless otherwise set forth in the agreement entered between the parties.
In addition, shareholders may also choose to vote on the matters included in this Notice by using the Distance Voting Ballot Form, as provided for under CVM Instruction 481, of December 17, 2009.

The Company informs that the instructions for Distance Voting Ballot Form are included in the Meeting Manual.
All the documentation pertinent to the matters that will be resolved in these Annual and Extraordinary General Meetings, in accordance with the Instruction CVM 481, of December 17, 2009 is available to shareholders in Room 1002 (Shareholders Service) of the Company’s Headquarters Building, and at the Company’s electronic addresses (http://www.petrobras.com.br/ri) and the Brazilian Securities Commission -CVM (http://www.cvm.gov.br).
Rio de Janeiro, November 13th, 2017.
Luiz Nelson Guedes de Carvalho
Chairman of the Board of Directors

DISTANCE VOTING BALLOT FORM

The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.
In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:
a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.
Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 12/08/2017 (inclusive), except if a different term is defined by their custody agents.

Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii) certified copy of the following documents:
(a) for natural persons:
• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
• CNPJ; and
• photo ID document of the legal proxy.
(c) for investment funds:
• last consolidated fund rules with CNPJ;
• bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
• photo ID document of the legal proxy.

Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481.

If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed.
The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 12/08/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

DISTANCE VOTING FORM -12/15/2017 EGM OF PETRÓLEO BRASILEIRO S.A.(PETROBRAS)
1. Shareholder name and e-mail:
Name: E-mail: Confirm e-mail:
2. Shareholder CNPJ or CPF:
3. Instructions for completion
This ballot form is to be completed in case shareholders choose to exercise their right to use the distance voting, per CVM Instruction no. 481/09. In this case, it is imperative that previous fields are completed with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes herein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote. ii. shareholders or their legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. certification of signatures included in the ballot form shall be required and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.

4. Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
4.1 Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to use de distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the [B]3 Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 12/08/2017 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
4.2. Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.

4.3. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras

Shareholders who choose to exercise their right to vote use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i)
physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii)
certified copy of the following documents:
(a)
for natural persons:
•
valid photo ID and CPF number;
•
in the case of proxy (engaged less than one year from the date of the Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b)
for legal persons:
•
latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
•
CNPJ; and
•
photo ID document of the legal proxy.
(c)
for investment funds:
•
last consolidated fund rules with CNPJ;
•
bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
•
photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction no. 481/09.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents described in item (4.3 -ii), it may be disregarded and shareholders will be notified at the email address informed in item 1.
The ballot form and other supporting documents shall be recorded at the company within up to seven days prior to the date of the General Shareholders’ Meeting, namely, by 12/08/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

VOTING MANIFESTATION -Please mark your choice of vote with an “X”.
5. EXTRAORDINARY GENERAL MEETING [ON only]
5.1. Proposal for the amendment of Petrobras’ Bylaw [ ] Approve [ ] Reject [ ] Abstain 5.2. Consolidation of the Bylaw to reflect the approved amendments [ ] Approve [ ] Reject [ ] Abstain
6. Second Call of Meeting [ON Only]
In the event of a second call of this General Meeting, may the voting instructions included in this ballot form be considered also for the second call of Meeting? [ ] Yes [ ] No
[City], [month] [day], 2017.
Shareholder’s Name (certified signature) CPF / CNPJ:

PUBLIC REQUEST FOR PROXY
Rio de Janeiro, November 14, 2017, Petróleo Brasileiro S.A. – Petrobras invites its shareholders to attend the Extraordinary General Meeting to be held on December 15, 2017, at 4 PM, to deliberate on the agenda included in the Notice of Meeting.
In order to facilitate and encourage the participation of shareholders with voting rights, the Company is making it available for the shareholders to vote on the matters contained in the Notice of Meeting through the use of the Distance Voting Ballot Form, pursuant to art. 21-A, paragraph 2 of CVM Instruction 481 published on December 17, 2009.
Electronic participation in the Extraordinary General Meeting is not available for our ADR holders.
Consult item “Information to Vote by Distance Voting Form”, included in this Manual of Shareholder Participation, for more details.
By providing this alternative, Petrobras seeks to reinforce its commitment to the adoption of the best practices in Corporate Governance and transparency.

EXTRAORDINARY GENERAL MEETING
PRESENTATION TO SHAREHOLDERS
ITEM I
PROPOSED AMENDMENT TO PETROBRAS’ BY-LAWS
On 10/25/2017, the Board of Directors approved Company’s application for membership of B3’s Level 2 Corporate Governance special listing segment (Level 2).
Therefore, adjustments to Petrobras’ Bylaws will be imperative to incorporate additional corporate governance measures, as provided for in Level 2’s Regulation, abiding by Company’s specificities subject to the provisions of Law No. 9,478/97 (Petroleum Act).
Such reservations were necessary because Petroleum Act’s article 62, states that the Federal Government must hold Petrobras’ shareholding control and, the sole paragraph of same article sets forth that the preferred shares will always be non-voting.
In this regard, an alternative mechanism will be proposed so that the board member elected by such preferred shareholders will have a voice, in line with the purpose of the rule established for adhesion to Level 2, without, however, violating the provisions of the Petroleum Act.
In this way, Minority Committee’s attributions will be expanded and will be entitled to review and give an advisory and non-binding opinion on the following matters where preferred shares would have the right to vote, according to the Level 2’s Regulation:
(i)
Company’s transformation, amalgamation, merger or spin-off;
(ii)
approval of contracts entered by and between the Company and the controlling shareholder, either directly or through third parties, as well as other companies in which such controlling shareholder holds an interest, whenever, by legal or statutory provision, such contracts have been decided at a General Meeting;
(iii) valuation of such assets aimed to pay up Company’s stock capital increase;
(iv)
selection of specialized institution or company to ascertain Company’s economic value, according to Article 40, XI of this Bylaws; and
(v)
amendment to or revocation of statutory provisions that alter or modify any of the requirements set forth in item 4.1 of Level 2’s Regulation while such Corporate Governance Level 2 Participation Agreement is in force.
Minority Committee’s opinion must be included in full in the administration proposal as it will guide the vote of Ordinary shareholders in the Meeting.

In addition, seeking to comply with such minimum statutory clauses imposed by B3, it will be critical to adapt the Bylaws regarding the following aspects: (a) forecast of Board of Directors composition also subject to Level 2’s independence rules; (b) investiture of Board of Directors and Board of Auditors members conditioned to previous subscription of Instrument of Agreement to the provisions of Level 2’s Regulation, according to the model provided in such Regulation; (c) inclusion of rules for the Public Offering for the Sale of Equity Shares, including the enlargement of Board of Directors’ powers; (d) rules for the granting of Tag Along; and (e) adaptation of the current arbitration clause so that disputes arising from Level 2’s Regulation be submitted to arbitration proceeding, with the exception of those involving unavailable rights.
To complete such corporate governance adjustments provided for in Law 13,303/16 and Decree 8,945/16, it will be necessary to clearly establish in Petrobras’ Bylaws the relevant collective interest or the imperative of national security that justified its creation, pursuant to the caput of article 173 of the Constitution, setting forth such minimum rules for exercising said public interest, in line with current legislation.
Opportunities for improving the wording of Bylaws have also been identified, most of which are mere drafting adjustments, in addition to the need to adapt to CGPAR Resolution 14/2015.
Finally, it is proposed to exclude the sole paragraph of article 38, which would require the members of the Executive Office to report to the Board of Directors all acts performed while exercising their individual capacities. This is so because the company has internal controls and processes in place designed to guarantee the proper recording and traceability of such decisions, especially the previous analysis by the Statutory Technical Committees, and such reporting to the Board of Directors entails redundancy of checks and displacement of responsibility, without contributing to increase the effectiveness of the intended control. Because the amendment of the Bylaws is a matter under the jurisdiction of General Shareholders’ Meeting, this proposal is therefore submitted for consideration by the General Meeting, in accordance with the copy of the Bylaws attached hereto, including such proposed amendments, with the purpose of:
(i)
Amending article 1st to expressly include Company’s adherence to the rules of private law, in the form of article 173, §1st, II of the Constitution of the Federative Republic of Brazil, as well as to Law 13,303/16 and to Decree 8,945/16;
(ii)
Including §2nd and §3rd of article 1st to conformation to section 1.1 of Level 2’s Regulation of B3, with the consequent renumbering of such sole paragraph as §1st;
(iii) Including §§3rd to 7th of article 3rd for compliance with article 8, paragraph 2 of Law 13,303/16 and articles 5 and 13, paragraph 3 of Decree 8,945/16;
(iv)
Including §4th of article 4 for conformation to sections 3.1 and 7.1 of Level 2’s Regulation of B3;
(v)
Including §4th of article 5 for conformation to subsection 8.1.2 of Level 2’s Regulation of B3;
(vi)
Amending the sole paragraph of article 9, article 13, caput and §2nd, article 14, and article 15 to make mere drafting adjustments;

(vii) Amending the sole paragraph of article 16 to clarify that such nominations due to be made by the Federal Government and ratified by Petrobras as a shareholder will also comply with the additional requirements set forth in the Nomination Policy, as well as the correct reference to all relevant articles;
(viii) Amending article 18, caput, for conformation to article 13 of Law 13,303/16, at the request of the Office of Co-ordination and Corporate Governance of State Companies (SEST);
(ix)
Amending §§4th to 7th of article 18, for conformation to section 5.3 of Level 2’s Regulation of B3 and for increasing the percentage of independent board members, according to article 38 of B3’s State Companies Governance Highlight Program as amended on 05/11/2017, as well as the rule on the treatment to be given in case of a fractional number, in view of the different rules to which the Company is subject;
(x)
Amending §9th of article 18 and article 19, sections I, III and IV, to make mere drafting adjustments;
(xi)
Including, at SEST’s request, section V of article 19 to expressly mention the member appointed by the Ministry of Planning, Development and Management, according to article 53, sole paragraph of Law 13,502/17;
(xii) Amending article 20, caput and article 21, caput, section V, §§3rd and 6th, to make mere drafting adjustments;
(xiii) Amending §1st of article 22 for conformation to section 5.7 of Level 2’s Regulation of B3;
(xiv) Amending article 23, caput, article 25, caput, article 27, §3rd, article 28, caput, sections II, III, §§4th and 6th, to make mere drafting adjustments;
(xv) Including §5th of article 28 for compliance with CGPAR Resolution No. 14/2015, expressly inserting the assumptions of cessation of the right to receive paid quarantine, already provided for under article 28;
(xvi) Amending article 29, section XII to make mere drafting adjustments;

(xvii) Including sections XIV and XV and §3rd of article 29 for conformation to section

5.7 of Level 2’s Regulation of B3;
(xviii) Amending article 30, section II, to specify that such concept of “Officers in the General Structure of the Company” will be defined in Petrobras’ Basic Organization Plan;
(xix) Amending article 30, section VI to correct the conflict with article 40, VII, which already deals with the “disposal of capital stock control in Company’s wholly-owned subsidiaries”;
(xx) Amending article 30, section XIV, §§2nd, 3rd and 6th to make mere drafting adjustments;
(xxi) Amending article 30, §1, section I and including §§4th and 5th as an alternative to conformation to section 4.1 of Level 2’s Regulation of B3;
(xxii) Amending article 31 to make mere drafting adjustments;
(xxiii) Amending article 32, §5 to provide on a qualified quorum also for such operations with federal state companies outside Company’s normal course of business;
(xxiv) Amending article 33, §1 and article 34, section I, indent “e” to make mere drafting adjustments;
(xxv) Including indent “m” in section II of article 34 for compliance with the provisions of article 142, VIII, of Law 6,404/76;
(xxvi) Amending article 35, caput and §2nd to make mere drafting adjustments;
(xxvii) Excluding the sole paragraph of article 38, to remove the requirement of report to the Board of Directors, in view of the existence of more efficient internal controls in place to check on the acts performed by the Executive Officers;
(xxviii) Amending article 39 to make mere drafting adjustments;
(xxix) Amending article 40, caput and section XI and including §§3rd and 4th as an alternative to conformation to section 4.1 of Level 2’s Regulation;
(xxx) Amending article 42, caput, to make mere drafting adjustments;
(xxxi) Amending article 43, caput, §§1st and 2nd, to make mere drafting adjustments and amending §3 for conformation to section 5.11 of Level 2’s Regulation of B3;

(xxxii) Including §§4 and 5 of article 43 to expressly set forth that the procedure that applies to Officers will apply also to Board of Directors members and that the latter will be required to declare whether they meet the criteria for independence;

(xxxiii) Amending article 44, §2, article 45, art. 46, section V, article 49, §§1st and 2nd and article 57 to make mere drafting adjustments;
(xxxiv) Amending article 58 for conformation to sections 4.1 and 13.1 of Level 2’s Regulation of B3;
(xxxv) Amending article 59 to include preparatory wording for compliance with Law 13,303/16 with respect to bidding procedure;
(xxxvi) Amending article 60 to make mere drafting adjustments;
(xxxvii) Including article 61 for conformation to sections 8.1 and 8.3 of Level 2’s Regulation of B3;
(xxxviii) Including article 62 for conformation to section 10.2 of Level 2’s Regulation of B3;
(xxxix) Including article 63 for conformation to section 10.3 of Level 2’s Regulation of B3;
(xl) Including article 64 for conformation to section 11.2 of Level 2’s Regulation of B3;
(xli) Including article 65 for conformation to sections 12.5.1 and 12.5.2 of Level 2’s Regulation of B3;
Attached: a copy of the Bylaws including such proposed changes and a comparative chart with such proposed Bylaws amendments and justifications thereto.
Rio de Janeiro, November 14, 2017.
Pedro Parente
CEO

ANNEX I

Proposal for the amendment of Petrobras’ Bylaw

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Chapter I -Nature, Headquarters and Purpose of the Company
Art. 1-Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law -in general -and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. Sole Paragraph. §1-Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.
§2-Upon the adherence of Petrobras to B3’s Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão -B3 (Level 2 Regulation). §3-The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.
Art. 2-Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3-The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1-The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2-Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.
§3-Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4-In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5-In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company’s management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6-When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7-The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.

Chapter II -Capital, Shares and Shareholders
Art. 4 -Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1-Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2-The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3-Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4-The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.
Art. 5 -Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 -Preferred shares shall be non-convertible into common shares and vice versa. §2 -Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 -Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.
§4 -Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.
Art. 6 -The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 -All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil -CVM, without issue of certificate. Art. 8 -Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 -Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.
Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the
Corporate Law nº 6.404, of 1976.
Art. 10-Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11-The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12-In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13-Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law nº 6.404, of 1976, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1-The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2-At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law nº 6.404, of 1976, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.
Chapter III -Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates
Art. 14-For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15-In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. Art. 16-The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in articles arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.

Chapter IV -Company Administration
Section I -Board Members and Executive Officers
Art.17-Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office.
Art.18 -The Board of Directors shall be composed of at least seven (7) and at most 1011 (teneleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.
§1-In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next
General Assembly.
§2-The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times.
§3-In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.
§4-Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual.
§5-The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.
§6-The Board of Directors shall be formed by at least 2530% (twenty fivethirty)

June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3’s State Companies Governance Highlight Program and of Level 2’s Regulation, abiding by the more stringent criterion in case of divergence between the rules, or at least one (1), if there is no decision for the exercise of multiple vote by minority shareholders, pursuant to art. 141 of Law nº 6.404, of December 15, 1976. §7-When, as a result of compliance with the percentage referred to in subsection above, fractional number of members results, such result will be the rounded in pursuant to the provisions of Level 2’s Regulation. §6º8-The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §7º9-Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19-In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I-Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II-Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III-Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV-Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of articleart. 2 of Law Nº 12.353 of December V-Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Art. 20-The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 -The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 -Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 -Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 -The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 -Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21-The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law nº 6.404, of December 15, 1976, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1-For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I-not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II-not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III-diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV-not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V-not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.; §2-The nominee to the office post shall not have any form of conflict of interest with the Company. §3-The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary , controlled or affiliated company of Petrobras. §4-The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5-The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6-The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7-The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22-The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 -The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) consent to any contracts entered into by Petrobras with a stock exchange or a maintaiing entity of organized over-thecounter market accredited by Comissão de Valores Mobiliários, with the purpose of adopting governance standards established by these entities, being responsible for compliance with such contracts and respective rules of differentiated practice s of corporate governance, if this is the case adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2’s Regulation, as well as compliance with applicable legal requirements, and

(iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2-the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3-Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23-The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Lawnº 6.404, of December 15, 1976 severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1-The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2-The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. Art. 24-The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25-In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law Law nº 6.404, of December 15, 1976. §1-The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2-If the board member who represents the employees does not complete the term of office, the following shall be observed: I-the second most voted candidate shall take office, if more than half the term of office has not elapsed; II-new elections shall be called, if more than half the term of office has elapsed

§3-In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26-The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27-The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1-The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2-The CEO shall appoint, from among the Executive Officers, his possible substitute. §3-In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with article 20 of these Bylaws. §4-In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5-In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28-After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I-accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II-accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six)

months prior to the end of their term in office, if a longer term is not set up in the regulations; and III-sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1-The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2-During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied. §3-The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4-Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5-The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I-incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II-is judicially convicted, final and unappealable sentence, of crimes against the public administration; III-is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV-undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6-The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013.

Section II -Board of Directors
Art. 29 -The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I-setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II-approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III-inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV-evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V-approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI-deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII-setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII-approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX-approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X-approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI-approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII-approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 20/16; XIII-implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;
XIV-formally making statements in such public offering for the sale of equity shares issued by the Company;
XV-setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company’s shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.
§1-The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.
§2 -Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit
Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting.
§3-Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen)
days of the publication of such public offer announcement, addressing at least: (i)
the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on
Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to
Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.
Art. 30-The Board of Directors shall further decide on the following matters:
I-Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws;
II-nomination and dismissal of the holders of the general structure of the
Company, as proposed by the Executive Office, as defined on Basic Plan of
Organization, based on the criteria set forth by the Board of Directors itself;
III-authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;
IV-exchange of securities it has issued;
V-election and dismissal of the members of the Executive Board;
VI-constitution and, in accordance with current legislation, the extinction of wholly-owned subsidiaries, of companies whose corporate purpose is to participate in other companies or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII-convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII-Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX-Corporate Governance Policy and Guidelines of Petrobras; X-selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI-administration and accounts report of the Executive Board; XII-selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII-matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV-integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structureExecutive Managers appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV-omissive cases of these Bylaws. §1 -The Board of Directors shall have 6 (six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I-The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;

II-Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors. §2 -The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in arts. 21 of these

Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 -Whenever there is a need to evaluate operations with the FederalGovernment, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4-To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I-transformation, incorporation, merger or spin-off of the Company; II-approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III-valuation of assets intended to the payment of capital increase of the Company; IV-choice of specialized institution or company to determine the Company’s economic value, pursuant to Article 40, XI of these Bylaws; and V-alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5-If the final decision of the Board of Directors differs from the Minority Committee’s opinion indicated in the previous paragraph, the Board’s manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders’ vote. §6-The said Minority Committee shall be composed of the two (2) members of the Board of Directors appointed by the common minority stockholders and the preferred shareholders, in addition to one (1) third independent member, meeting the requirements of art. 18, § 6 of this Statute. 22, §1 of Law n. 13,303, of June 30, 2016, elected by the other members of the Committee, and may or may not be a member of the Board of Directors. Art. 31 -The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 -The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1-It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2-The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3-The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4-The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5-The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws with the Federal Union, its municipalities and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 -In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III -Executive Office
Art. 33-The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1-The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.
§2-The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34-The Executive Office shall be responsible for:
I-Evaluating, approving and submitting to the approval of the Board of Directors:
a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;
b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects;

c) the budgets of expenditures and investments of the Company;

d) the result of the performance of the Company’s activities.
e) the indication of the holders of the general structure of the CompanyExecutive
Managers, based on the criteria established by the Board of Directors.
f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.
II-approving:
a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;
b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;
c) the pricing policy and basic price structures of the Company’s products;
d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;
e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;
f) the rules for the assignment of use, rental or lease of fixed assets owned by the
Company;
g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad;
h) the creation and extinction of non-statutory Committees, linked to the
Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action;
i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the
Board of Directors;
j) the annual plan of insurance of the Company;
l) conventions or collective labor agreements, as well as the proposition of collective labor agreements;
m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.
III-ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV-deliberating on trademarks and patents, names and insignia.

Art. 35 -The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1-The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 -The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of of article 160 of Act 6.404/76Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. §3-The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4-The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 -It is incumbent, individually: § 1-To the CEO: I-convene, preside over and coordinate the work of Executive Office meetings; II-propose to the Board of Directors, the nomination of Executive Officers; III-provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV-ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V-exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I-ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II-ensure the interests of the Company before the regulatory bodies related to their area of operation; III-manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV-develop and provide technological solutions that facilitate the strategic plan of the Company;

V-exercise other powers conferred by the Board of Directors.
§3 -To the Executive Officer for Exploration & Production:
I-coordinate asset optimization projects in Onshore, Shallow Water, Deep Water,
Ultra-Deep Water Fields;
II-manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature;
III-approve and manage partnerships and participations in exploration blocks;
IV-ensure the interests of the Company before the regulatory bodies related to their area of operation;
V-manage the logistics services to support the operations and investments of the Company related to their area of operation;
VI -define the strategy and guidelines for decommission, maintenance of wells and subsea systems;
VII-exercise other powers conferred by the Board of Directors.
§4-To the Executive Officer for Refining and Natural Gas:
I-manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers;
II-coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature;
III-approve and manage partnerships related to their area of operation;
IV-ensure the interests of the Company before the regulatory bodies related to their area of operation;
V-manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers;
VI-exercise other powers conferred by the Board of Directors.
§5-To the Executive Officer for Finance and Investor Relations:
I-provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services;
II-move the monetary resources of the company, always in conjunction with another Executive Officer;
III-be responsible for providing information to the investing public, to the
Securities and Exchange Commission of Brazil -CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the
Company in these institutions up to date;
IV-account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies;

V-promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia;
VI-coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force;
VII-exercise other powers conferred by the Board of Directors.
§6 -To the Executive Officer of Corporate Affairs:
I-propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;
II-approve the allocation of staff to the units of the Company;
III-guide and promote the application of human resources policies and guidelines of the Company;
IV-propose, implement and maintain the telecommunications and informatics systems of the Company;
V-provide the Company with shared resources and services of infrastructure and administrative support;
VI-coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property;
VII-guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment;
VIII-guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility;
IX-exercise other powers conferred by the Board of Directors.
§7-To the Executive Officer for Governance and Compliance:
I-guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance;
II-coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption;
III-monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive
Office and the Board of Directors;
IV-exercise other powers conferred by the Board of Directors.
§8 -To the Executive Officer of Strategy, Organization and Management System:
I-propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans;
II-coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the
Company with the respective projects;
III-submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations;

IV-monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V-coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI-ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII-guide and promote the application of risk management policies pursuant to the legislation in force; VIII-coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX-propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 -To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I-implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II-hire and dismiss employees and formalize the designations to managerial posts and functions; III-designate employees for missions abroad; IV-monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V-designate and instruct the Company’s representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI-manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII-approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37-The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38-The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company’s activities.

Sole paragraph. The members of the Executive Board shall forward to the Board of Directors a report with the acts practiced in the exercise of their individual competencies.
Chapter V -General Meeting
Art. 39-The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law Law nº 6.404, of 1976, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:
I-rendering of the administrators’ accounts, examine, discuss and vote the financial statements;
II-decide on the allocation of net profit for the year and the distribution of dividends;
III-elect the members of the Board of Directors and Audit Committee.
Art. 40-The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these
Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially:
I-reform of the Bylaws;
II-modification in social capital;
III -evaluation of assets which the shareholder contributes for capital increase;
IV-issuance of debentures convertible into shares or their sale when in treasury;
V-incorporation of the Company to another company, its dissolution, transformation, demerger, merger;
VI-participation of the Company in a group of companies;
VII-sale of the control of the capital of wholly-owned subsidiaries of the
Company;
VIII-dismissal of members of the Board of Directors;

IX-sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X-cancellation of the open Company registration; XI-selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2 removal from non-compliance with the standard rules of corporate governance, defined by a stock exchange or an organized over-thecounter market entity, accredited by the Securities and Exchange Commission, in order to comply with the rules established in the relevant regulations of differentiated practices of corporate governance issued by such entities, and in accordance with the terms of the contracts entered into by Petrobras with those same entities

XII-waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII-approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1-The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 -In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.
§3-In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4-The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.Art. 41-The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 -The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.
Chapter VI -Audit Committee

Art. 43-The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1-Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2-In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3-The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable to the agreement with any contracts entered into by Petrobras with a stock exchange or organized over-accredited by the Brazilian Securities and Exchange Commission (CVM), with the purpose of adopting corporate governance standards established by these entities, being responsible for compliance with such agreements and respective regulations of differentiated practices of corporate governance, if applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.

§4-The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee.
§5 -The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 6 of these Bylaws.
Art. 44-The term of office of Audit Committee members is 1 (one) year, whereas 2
(two) consecutive reelections are permitted.
§1-The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.
§2-Once the maximum renewal period has expired, the return of the Audit
Committee Member to Petrobras can only occur after a period equivalent to one
(1) term of performance. Art. 45-The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996.

Art. 46 -It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I-inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II-opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III-opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV-denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V-to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI -analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII-examine the financial statements of the fiscal period and opine on them; VIII-exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII -Company Employees
Art. 47-The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48-The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49-The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1-The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of free appointment and discharge positions in commission of free provision. §2-The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company’s permanent staff, by means of free appointment and discharge positions in commission of free provision. §3-The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50-Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51-The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII -General Provisions
Art. 52-The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 -The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. Sole paragraph. The Company may prepare semi-annual balance sheets, for the payment of dividends or interest on own capital, by resolution of the Board of Directors. Art. 54-On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55-Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.

Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56-Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57-The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law Law nº 6.404, of 1976

Art. 58-The disputes or controversies involving the Company, its shareholders, administrators and fiscal councilors shall be resolved through arbitration, in compliance with the rules established by the Market Arbitration Chamber, with the purpose of applying the provisions contained Corporate Law, Law nº 6.404, of 1976 in Law Nº 13.303 of June 30, 2016, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as in other functioning of the capital market in general, in addition to those in the Level 2 Regulation, the Arbitration Regulation, the Participation Agreement and the Sanctions Regulation, all of Level 2 of B3. of the contracts eventually executed by Petrobras with a stock exchange or organized over-the-counter market entity, accredited by the Securities and Exchange Commission With the purpose of adopting corporate governance standards established by these entities, and the respective regulations of differentiated practices of corporate governance, if applicable Sole paragraph. The deliberations of the Union, by vote in the General Meeting, aimed at the orientation of its business, pursuant to art. 238 of Act N. 6,404 of 1976, are considered forms of exercising unavailable rights and will not be subject to the arbitration procedure provided for in the main section of this article. The provision in the caput does not apply to disputes or controversies that refer to the activities of Petrobras based on art. 1 of Law Nº 9,478, dated August 6, 1997, and observing the provisions of these Bylaws regarding the public interest that justified the creation of the Company, as well as disputes or controversies involving unavailable rights.
Art. 59-Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a simplified bidding procedure, in accordance with the applicable legislation of the regulation approved by Decree Nº 2.745, of August 24, 1998.
Art. 60-To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies.

Art. 61-The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1-The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2-Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 -The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4-Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 -In the event of cancellation of Petrobras’ public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63-In case the Company’s egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1-The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company’s participation in the special segment of B3 denominated New Market (“New Market”) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. Art. 64-In the event that there is no controlling shareholder, in case the Company’s egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1-The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2-In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65-The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1-The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2-If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3-If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company’s Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company’s egress from Level 2 of Corporate Governance. §4-If the general meeting referred to in §3 above decides for the Company’s egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

ANNEX II

Proposals changes

Comparative Chart

Previous version Proposed version Rationale:
Art. 1-Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of the Brazilian Corporation Law (Law Nº 6,404, dated December 15, 1976) and by this Bylaws. Sole paragraph. Such control by the Federal Government shall be exercised through the ownership and possession of a minimum of 50% (fifty percent) plus one (1) share of the voting capital of the Company. Art. 1-Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law -in general -and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. Sole Paragraph.§1-Such control by the Federal Government shall be exercised through the ownership and possession of a minimum of 50% (fifty percent) plus one (1) share of the voting capital of the Company. §2-Upon the adherence of Petrobras to B3’s Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão -B3 (Level 2 Regulation). Express inclusion of Company’s adherence to the rules of private law, as provided for under article 173, §1, II of the Constitution of the Federative Republic of Brazil, as well as to Law 13.303/16 and to Decree 8.945/16. Conformation to Level 2’s Regulation (section 1.1).

§3-The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.

Art. 3-Company’s purpose includes Art. 3-Company’s purpose includes Compliance with article 8. paragraph 2 of prospecting, drilling, refining, processing, prospecting, drilling, refining, processing, Law 13.303/16 and articles 5 and 13.
trading and transporting petroleum extracted from wells, shale or other rocks, petroleum derivatives, natural gas and other fluid hydrocarbons, in addition to such activities related to energy, which may include the research, development, production, conveyance, distribution and marketing of all forms of energy, as well as any other related or connected activities. §1-Economic activities related to its corporate purpose shall be developed by the Company in a free competition with other companies, according to market conditions, abiding by such other trading and transporting petroleum extracted from wells, shale or other rocks, petroleum derivatives, natural gas and other fluid hydrocarbons, in addition to such activities related to energy, which may include the research, development, production, conveyance, distribution and marketing of all forms of energy, as well as any other related or connected activities. §1-Economic activities related to its corporate purpose shall be developed by the Company in a free competition with other companies, according to market conditions, abiding by such other paragraph 3 of Decree 8.945/16 principles and guidelines under Law Nº 9,478, dated August 6, 1997 and Law Nº 10,438, of April 26, 2002. §2-Petrobras, either directly or through its wholly-owned subsidiaries and its controlled companies, whether associated or not with third parties, may exercise in the country or outside the national territory any of the activities that are part of its principles and guidelines under Law Nº 9,478, dated August 6, 1997 and Law Nº 10,438, of April 26, 2002. §2-Petrobras, either directly or through its wholly-owned subsidiaries and its controlled companies, whether associated or not with third parties, may exercise in the country or outside the national territory any of the activities that are part of its corporate purpose. corporate purpose. §3-Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4-In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5-In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company’s management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6-When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7-The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.

Art. 4-The Capital Stock is R$ 205,431,960,490.52 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reals and fifty-two cents) divided into 13.044.496.930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine Art. 4-The Capital Stock is R$ 205,431,960,490.52 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reals and fifty-two cents) divided into 13.044.496.930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine Conformation to Level 2’s Regulation (sections 3.1 and 7.1).

hundred and thirty) shares of no par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) preferred shares. (...) hundred and thirty) shares of no par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) preferred shares. (...) §4-The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5-Company’s shares shall be common, with voting rights, and preferred shares, which shall always be non-voting. (...) Art. 5-Company’s shares shall be common, with voting rights, and preferred shares, which shall always be non-voting. (...) §4-Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Conformation to Level 2’s Regulation (section 8.1.2).
Art. 9-(...) Sole paragraph. The Company may, by a resolution of its Board of Directors, Art. 9-(...) Sole paragraph. The Company may, by a resolution of its Board of Directors, Mere drafting adjustment.

anticipate amounts to its shareholders, such as dividends or interest on own capital, and such shall be adjusted by the SELIC rate as from the date of effective payment until the end of the respective fiscal year, as provided for under article 204 of Law Nº 6,404 of 1976. anticipate amounts to its shareholders, such as dividends or interest on own capital, and such shall be adjusted by the SELIC rate as from the date of effective payment until the end of the respective fiscal year, as provided for under article 204 of the Corporate Law nº 6.404, of 1976.

Art. 13-The shareholder may be represented at the General Meetings as provided for in article 126 of Law Nº 6,404, of 1976, by showing, upon request, or by submitting, in advance, the certificate issued by the trustee financial institution, accompanied by an identity document or proxy with special powers. (...) §2-At the General Shareholders Meeting scheduled to decide on the election of Board of Directors members, the right to vote of such shareholders holding preferred shares shall conditioned to the fulfillment of such condition set forth in Paragraph 6 of article 141 of Law Nº 6,404, of 1976, regarding such proven uninterrupted ownership of the shareholding during a period of at least three (3) months immediately preceding Art. 13-The shareholder may be represented at the General Meetings as provided for in article 126 of the Corporate Law nº 6.404, of 1976, by showing, upon request, or by submitting, in advance, the certificate issued by the trustee financial institution, accompanied by an identity document or proxy with special powers. (...) §2-At the General Shareholders Meeting scheduled to decide on the election of Board of Directors members, the right to vote of such shareholders holding preferred shares shall conditioned to the fulfillment of such condition set forth in Paragraph 6 of article 141 of the Corporate Law nº 6.404, of 1976, regarding such proven uninterrupted ownership of the shareholding during a period of at least three (3) months Mere drafting adjustment the holding of such Meeting. immediately preceding the holding of such Meeting.

Art. 14-For strict compliance with such activities related to its purpose, Petrobras may, pursuant to such authorization conferred by Law Nº 9,478, of 1997, establish and, in compliance with the current legislation, extinguish wholly-owned subsidiaries, companies whose corporate purpose is to hold interest in other companies, pursuant to article 8. § 2 of Decree Nº 8.945, of December 27, 2016, as well as associate, either as majority and/or minority, to other companies. Art. 14-For strict compliance with such activities related to its purpose, Petrobras may, pursuant to such authorization conferred by Law Nº 9,478, of August 06, 1997, establish and, in compliance with the current legislation, extinguish wholly-owned subsidiaries, companies whose corporate purpose is to hold interest in other companies, pursuant to article 8. § 2 of Decree Nº 8.945, of December 27, 2016, as well as associate, either as majority and/or minority, to other companies. Mere drafting adjustment
Art. 15-Abiding by Law Nº 9,478 of 1997, Petrobras and its wholly-owned subsidiaries, controlled companies and affiliates may buy shares or quotas of other companies, hold interest in special purpose companies, and associate with any Brazilian and foreign companies to form consortia with such companies, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities related to its purpose. Art. 15-Abiding by Law Nº 9,478, of August 06, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies and affiliates may buy shares or quotas of other companies, hold interest in special purpose companies, and associate with any Brazilian and foreign companies to form consortia with such companies, whether as the leading company or not, aiming to expand activities, gather technologies and expand investments applied to activities related to its purpose. Mere drafting adjustment
Art. 16-(...) Art. 16-(...) Insertions made to clarify that such

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in article 21, paragraphs 1, 2 and 3 of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in articles arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. nominations due to be made by the Federal Government and ratified by Petrobras as a shareholder will also comply with the additional requirements set forth in the Nomination Policy, as well as the correct reference to all relevant articles.

Art. 18-The Board of Directors shall be composed of at least 7 (seven) and at most 10 (ten) members, and the Shareholders’ General Meeting shall appoint, among them, the Chairman of the Board, all holding a unified term in office that cannot be more than two (2) years, reelection being allowed. (...) §4-Such functions as Chairman of the Board of Directors and CEO shall not be held by the same individual. §5-The Board of Directors shall be formed by at least 25% (twenty-five percent) of Art. 18-The Board of Directors shall be composed of at least 7 (seven) and at most, 10 11 (teneleven) members, and the Shareholders’ General Meeting shall appoint, among them, the Chairman of the Board, all holding a unified term in office that cannot be more than two (2) years, reelection being allowed. (...) §4-Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §5-The qualification as Independent Board Member shall be expressly declared Compliance with article 13 of Law 13.303/16, at the request of the Office of Co-ordination and Corporate Governance of State Companies – SEST. Conformation to Level 2’s Regulation (section 5.3).

independent members, pursuant to article in the minutes of the general meeting that
22, §1, of Law Nº 13.303 of June 30, elects them.
2016, or by at least one (1), if there is a §6-The Board of Directors shall be formed decision for the holding of multiple voting by at least 2530% (twenty fivethirty)
power by the minority shareholders, percent of independent members, pursuant to article 141 of Law Nº 6,404 of pursuant to article 22, §1, of Law 13.303 of
December 15, 1976. June 30, 2016 of article. 36, §1 of Decree
§6-Reelection of any Board Member who Nº 8.945, of December 27, 2016, of the
fails to attend at least one of such annual Rules of Procedure of the B3’s State training delivered by the Company over Companies Governance Highlight the last 2 (two) years shall be forbidden. Program and of Level 2’s Regulation,
§7-Once the maximum renewal period abiding by the more stringent criterion in has expired, the return of the Board case of divergence between the rules, or
Member to the Company may only occur at least one (1), if there is no decision for after a period equivalent to one term in the exercise of multiple vote by minority office. shareholders, pursuant to art. 141 of Law
nº 6.404, of December 15, 1976.
§7-When, as a result of compliance with
the percentage referred to in subsection
above, fractional number of members
results, such result will be the rounded in
pursuant to the provisions of Level 2’s
Regulation.
§68-Reelection of any Board Member
who fails to attend at least one of such
annual training delivered by the Company
over the last 2 (two) years shall be
forbidden.
Increase of the percentage of independent board members, according to article 38 of B3’s State Companies Governance Highlight Program, as well as the rule on the treatment to be given in case of a fractional number, in view of the different rules to which the Company is subject.

§79-Once the maximum renewal period has expired, the return of the Board Member to the Company may only occur after a period equivalent to 1 (one) term in office. Mere drafting adjustment.

Art. 19-(...) I-Minority shareholders are guaranteed the right to elect one Board Member, if a greater number is not available to them by the multiple vote process; (...) III-When, on a cumulative basis, the election of the Board of Directors is made by the multiple vote system and the holders of common or preferred shares exercise their right to elect a Member, then the Federal Government shall be guaranteed the right to elect Members in equal in number to those elected by the other shareholders and employees, plus one, regardless of the number of Members set forth in article 18 of this Bylaws; IV-Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of article 2 of Law 12,353 of December 28, 2010. Art. 19-(...) I-Minority shareholders are guaranteed the right to elect 1 (one) Board Member, if a greater number is not available to them by the multiple vote process; (...) III-When, on a cumulative basis, the election of the Board of Directors is made by the multiple vote system and the holders of common or preferred shares exercise their right to elect a Member, then the Federal Government shall be guaranteed the right to elect Members in equal in number to those elected by the other shareholders and employees, plus 1 (one), regardless of the number of Members set forth in article 18 of this Bylaws; IV-Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of articleart. 2 of Law Nº 12.353 of December Mere drafting adjustment.

28, 2010; V – Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Express inclusion of the member of the Planning Ministry, according to article 53, sole paragraph of Law 13.502/17.

Art. 20-The Executive Office shall be composed of a Chairman, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term in office that may not exceed 2 (two) years, a maximum of 3 (three) consecutive reelections, and may be dismissed at any time. (...) Art. 20-The Executive Office shall be composed of 1 (one) Chairman, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians residing in the Country, with a unified term in office that may not exceed 2 (two) years, a maximum of 3 (three) consecutive reelections, and may be dismissed at any time. (...) Mere drafting adjustment.
Art. 21-investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of Law 6,404 of December 15, 1976, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (...) V-not to have been included in the Art. 21-investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law nº 6.404, of December 15, 1976, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (...) V-not to have been included in the Mere drafting adjustment.

disciplinary consequence system within any Petrobras subsidiary, controlled or affiliated company or have been subject to labor or administrative penalty within any other private corporation or a government company in the last three (3) years as a result of internal investigations, where applicable. (...) §3-The nominee shall not be allowed to accumulate more than two paid positions in boards of directors or auditors in the Company or in any Petrobras subsidiary, controlled or affiliated company. (...) §6-The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law 13.303, dated June 30, 2016, in Decree 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. (...) disciplinary consequence system within any Petrobras subsidiary, controlled or affiliated company or have been subject to labor or administrative penalty within any other private corporation or a government company in the last three (3) years as a result of internal investigations, where applicable; (...) §3-The nominee shall not be allowed to accumulate more than 2 (two) paid positions in boards of directors or auditors in the Company or in any Petrobras subsidiary, controlled or affiliated company. (...) §6-The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. (...)

Art. 22-(...) §1º-The term of investiture shall include, Art. 22-(...) §1-The term of investiture shall include, Conformation to Level 2’s Regulation (section 5.7)

under penalty of nullity: (i) the indication of at least one domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) consent to any agreements entered into by Petrobras with a stock exchange or a maintaining entity of organized over-thecounter market accredited by the Securities and Exchange Commission (CVM), with the purpose of adopting such corporate governance standards established by such entities, and shall be responsible for compliance with such contracts and respective regulations of differentiated practices of corporate governance, if applicable, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. (...)

under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii)
consent to any contracts entered into by Petrobras with a stock exchange or a maintaiing entity of organized over-thecounter market accredited by Comissão de Valores Mobiliários, with the purpose of adopting governance standards established by these entities, being responsible for compliance with such contracts and respective rules of differentiated practice s of corporate governance, if this is the case adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2’s Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. (...)

Art. 23-The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of Law Nº 6,404, of 1976, severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. (...) Art. 23-The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Lawnº 6.404, of December 15, 1976 severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. (...) Mere drafting adjustment.
Art. 25-In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of Law Nº 6,404 of 1976. (...) Art. 25-In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law Law nº 6.404, of December 15, 1976. (...) Mere drafting adjustment.
Art. 27-(...) §3-In case of vacancy of the position of CEO, the Chairman of the Board of Art. 27-(...) §3-In case of vacancy of the position of CEO, the Chairman of the Board of Mere drafting adjustment.

Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with article 20. (...) Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with article 20 of these Bylaws. (...)

Art. 28-After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of six months counted from the end of their term in office, if a longer term is not set up in the regulations, from: (...) II-accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the six months prior to the end of their term in office, if a longer term is not set up in the regulations; and III-sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the six months prior to Art. 28-After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: (...) II-accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III-sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to Mere drafting adjustment.

the end of their term in office, if a longer term is not set up in the regulatory standards.
(...) §4º-Failure to comply with such six-month impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5º-The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813/2013.
the end of their term in office, if a longer term is not set up in the regulatory standards.
(...) §4-Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5-The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I-incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II-is judicially convicted, final and unappealable sentence, of crimes against the public administration;
Compliance with CGPAR No 14/2015.

III-is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV-undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6-The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013.

Art. 29-The Board of Directors shall Petrobras governing and senior management body, which is responsible for: (...) XII-approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303/16; (...) Art. 29-The Board of Directors shall Petrobras governing and senior management body, which is responsible for: (...) XII-approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 20/16; XIV-formally making statements in such public offering for the sale of equity shares issued by the Company; XV-setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company’s shares, in Mere drafting adjustment. Conformation to Level 2’s Regulation (section 5.8).

the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. (...) §3-Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30-It is also the responsibility of the Board of Directors to deliberate on the following matters: Art. 30-It is also the responsibility of the Board of Directors to deliberate on the following matters:

(...)

II-nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, based on the criteria set forth by the Board of Directors itself;
VI-constitution and, in compliance with current legislation, the extinction of wholly-owned subsidiaries, companies whose corporate purpose is to participate in other companies, Company’s interests in subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;
(...)
XIV-integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of the Executive Board appointment of the Executive Managers, who shall meet, as a minimum, those set (...)
II-nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself;
VI-constitution and, in accordance with current legislation, the extinction of wholly-owned subsidiaries, of companies whose corporate purpose is to participate in other companies or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;
(...)
XIV-integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structureExecutive Managers appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art.
Correction of the conflict between art. 30, VI and art. 40, VII, which already deals with the “alienation of control of the capital stock of wholly-owned subsidiaries of the Company”.
Mere wording adjustment.

forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation;

(...)
§1 -The Board of Directors will have six
(6) Advisory Committees, with specific attributions of analysis and recommendation on certain matters, directly linked to the Board: Strategic Committee; Financial Committee; Audit Committee; Committee on Safety, Environment and Health; Nomination, Remuneration and Succession Committee; and Minority Committee.
I-The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors;
II-The members of the Committees may participate as guests of all meetings of the Board of Directors;
III-The composition and rules of operation of the Committees shall be regulated by regulations to be approved by the Board of 21, paragraph 1, 2 and 3 of these Articles of Incorporation;
(...)
§1 -The Board of Directors will have six
(6) Advisory Committees, with specific attributions of analysis and recommendation on certain matters, directly linked to the Board: Strategic Committee; Financial Committee; Audit Committee; Committee on Safety, Environment and Health; Nomination, Remuneration and Succession Committee; and Minority Committee.
I-The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;
II-The members of the Committees may participate as guests of all meetings of the Adaptation to the Level 2 Regulation (alternative to item 4.1 of the above Regulation).

Directors. §2 -The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 -Whenever there is a need to evaluate operations with the Federal Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. §4 -Said Minority Committee will be formed by the two members of the Board of Directors appointed by the minority shareholders, as well as a third independent member, who fits the requirements of art. 22, §1 of Act 13.303, of June 30, 2016, chosen by the other Board of Directors; III-The composition and rules of operation of the Committees shall be regulated by regulations to be approved by the Board of Directors. §2 -The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in arts. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 -Whenever there is a need to evaluate operations with the FederalGovernment, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. §4To allow the representation of the preferred shareholders, the Minority Mere wording adjustment.

members, and may or may not be a member of the Board of Directors. Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I-transformation, incorporation, merger or spin-off of the Company; II-approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III-valuation of assets intended to the payment of capital increase of the Company; IV-choice of specialized institution or company to determine the Company’s economic value, pursuant to Article 40, XI of these Bylaws; and V-alteration or revocation of statutory provisions that modify or alter any of the Adaptation to (alternative to Regulation). the Level 2 Regulation item 4.1 of the above requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5-If the final decision of the Board of Directors differs from the Minority Committee’s opinion indicated in the previous paragraph, the Board’s manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders’ vote. §6-The said Minority Committee shall be composed of the two (2) members of the Board of Directors appointed by the common minority stockholders and the preferred shareholders, in addition to one
(1) third independent member, meeting the requirements of art. 18, § 6 of this Statute. 22, §1 of Law n. 13,303, of June 30, 2016, elected by the other members of the Committee, and may or may not be a member of the Board of Directors.

Art. 31The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 31The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Mere wording adjustment.

Art. 32(...) §5-Transactions with the Federal Union, its municipalities and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors attending. (...) Art. 32(...) §5-The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws with the Federal Union, its municipalities and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors present. (...) Adaptation of art. 32, paragraph 5, to provide for operations with federal state enterprises outside the normal course of business of the Company;

Art. 33-(...) §1-The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility to report directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Act 13.303/16. (...) Art. 33-(...) §1-The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. (...) Mere wording adjustment.

Art. 34-(...) I-(...) e) the indication of the Company’s Executive Managers, based on the criteria established by the Board of Directors. (...) II-(...) Art. 34-(...) I-(...) e) the indication of the holders of the general structure of the CompanyExecutive Managers, based on the criteria established by the Board of Directors. (...) II-(...) m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. Mere wording adjustment. Inclusion of the provisions in art. 142, VIII, of Law 6,404/76.

(...)

Art. 35-The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily, by convening the Chairman or two-thirds of the Executive Directors. (...) §2-The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Act 6.404/76: Statutory Technical Committee for Production and Technology Development; Upstream Statutory Art. 35-The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors. (...) §2-The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of of article 160 of Act 6.404/76Corporate Law Statutory Technical Committee for Production and Technology Development; Mere wording adjustment.

Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. (...) Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. (...)

Art. 38-The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide information to assess the performance of the Company’s activities. Sole paragraph. The members of the Executive Board shall forward to the Board of Directors a report with the acts practiced in the exercise of their individual competencies. Art. 38-The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide information to assess the performance of the Company’s activities. Sole paragraph. The members of the Executive Board shall forward to the Board of Directors a report with the acts practiced in the exercise of their individual competencies. Cancellation of the provisions of reporting to the Board of Directors, in view of the existence of more efficient internal controls to verify the acts practiced by the Executive Officers;

Art. 39The Ordinary General Meeting shall be held annually within the period established in art. 132 of Act 6404 of 1976, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: (...) Art. 39The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law Law nº 6.404, of 1976, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: (...) Mere wording adjustment.
Art. 40The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, to deliberate on matters of interest to the Company, especially: (...) XI-choice of a specialized company, from the presentation by the Board of Directors of a triple list of specialized companies, for the preparation of an appraisal report of their shares for the respective economic value, to be used in the event of cancellation of the registration of a publicly-held company or non-compliance Art. 40 -The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: (...) XI -selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making Adaptation to the Level 2 Regulation (alternative to item 4.1 of the above Regulation).

with corporate governance standards defined by a stock exchange or organized over-the-counter market entity, accredited by the Securities and Exchange Commission, in order to comply with the rules established in the relevant regulations of differentiated practices of corporate governance issued by such entities, and in compliance with the terms of any contracts entered into by Petrobras with those same entities; (...) power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2 removal from non-compliance with the standard rules of corporate governance, defined by a stock exchange or an organized overthe-counter market entity, accredited by the Securities and Exchange Commission, in order to comply with the rules established in the relevant regulations of differentiated practices of corporate governance issued by such entities, and in accordance with the terms of the contracts entered into by Petrobras with those same entities (...) §3-In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of

Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.
Art. 42 -The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by one shareholder chosen by the majority of votes of those present. (…) Art. 42 -The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. (…) Mere wording adjustment.
Art. 43-The permanent Audit Committee consists of up to five members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements Art. 43-The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements Mere wording adjustment.

and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.
§1-Among the members of the Audit Committee, one will be appointed by the Minister of Finance, as representative of the National Treasury.
§2-In the event of vacancy, resignation, impediment or unjustified absence to two consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate.
§3-The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.
§1-Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.
§2-In the event of vacancy, resignation, impediment or unjustified absence to two
(2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate.
§3-The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the consent to any contracts entered into by Petrobras with a stock exchange or an organized over-the-counter market entity, accredited by the Securities and Exchange Commission, with the purpose of adopting corporate governance standards established by these entities, being responsible for compliance with such agreements. Contracts and respective regulations of differentiated practices of corporate governance as the case may be, and (ii) consent to the terms of the arbitration clause referred to in art. 58 of these Bylaws. of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable to the agreement with any contracts entered into by Petrobras with a stock exchange or organized over-accredited by the Brazilian Securities and Exchange Commission (CVM), with the purpose of adopting corporate governance standards established by these entities, being responsible for compliance with such agreements and respective regulations of differentiated practices of corporate governance, if applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4-The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 -The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § Adaptation to the Level 2 Regulation (item 5.11).

6 of these Bylaws. An express expectation that the same procedure for directors is applied to the members of the Audit Committee and that they must declare that they meet the independence criteria.
Art. 44-(...) §2 -Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only Art. 44-(...) §2Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only Mere wording adjustment.

occur after a period equivalent to a term of performance. occur after a period equivalent to one (1) term of performance.
Art. 45-The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9,292 of 1996. Art. 45-The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Mere wording adjustment.
Art. 46-(...) V-to call the Ordinary General Meeting if the directors delay the call for more than one month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; (...) Art. 46-(...) V-to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; (...) Mere wording adjustment.
Art. 49The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Art. 49The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Mere wording adjustment.

Company. §1The functions referred to in the main section of this article, linked to the Board of Directors, may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of contracts of free appointment and exemption. §2-The functions referred to in the main section of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Executive Board and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Company’s Board of Directors permanent staff, through free appointment and discharge agreements. (...) Company. §1-The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of free appointment and discharge positions in commission of free provision. §2-The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company’s permanent staff, by means of free appointment and discharge positions in commission of free provision. (...)
Art. 57The Executive Board may Art. 57The Executive Board may Mere wording adjustment.

authorize the practice of reasonable authorize the practice of reasonable gratuitous acts for the benefit of gratuitous acts for the benefit of employees or the community in which the employees or the community in which the company participates, including the company participates, including the donation of non-existent goods, in view of donation of non-existent goods, in view of their social responsibilities, as provided in their social responsibilities, as provided in
§ 4 of art. 154 of Act 6,404 of 1976. § 4 of art. 154 of the Corporate Law Law nº 6.404, of 1976
Art. 58The disputes or controversies Art. 58The disputes or controversies Adaptation to the Level 2 Regulation involving the Company, its shareholders, involving the Company, its shareholders, (items 4.1 and 13.1).
managers and tax advisors shall be administrators and fiscal councilors shall resolved through arbitration, subject to the be resolved through arbitration, in rules set forth by the Market Arbitration compliance with the rules established by
Chamber, with the purpose of applying the the Market Arbitration Chamber, with the provisions contained in Act N. 6,404, purpose of applying the provisions
1976, in these Bylaws, the rules issued by contained Corporate Law, Law nº 6.404, of the National Monetary Council, the Central 1976 in Law Nº 13.303 of June 30, 2016,
Bank of Brazil and the Securities in these Bylaws, in the rules issued by the
Commission, as well as other rules National Monetary Council, by the Central applicable to the operation of the capital Bank of Brazil and by the Brazilian market in general, in addition to those Securities and Exchange Commission, as
Petrobras with a stock exchange or an well as in other functioning of the capital organized over-the-counter market entity, market in general, in addition to those accredited by the Securities and Exchange
Commission, with the purpose of adopting in the Level 2 Regulation, the Arbitration Regulation, the Participation Agreement

corporate governance standards set by these entities, and the respective corporate governance regulations, if applicable. Sole paragraph. The deliberations of the Union, by vote in the General Meeting, aimed at the orientation of its business, pursuant to art. 238 of Act N. 6,404 of 1976, are considered forms of exercising unavailable rights and will not be subject to the arbitration procedure provided for in the main section of this article. and the Sanctions Regulation, all of Level 2 of B3. of the contracts eventually executed by Petrobras with a stock exchange or organized over-the-counter market entity, accredited by the Securities and Exchange Commission With the purpose of adopting corporate governance standards established by these entities, and the respective regulations of differentiated practices of corporate governance, if applicable Sole paragraph. The deliberations of the Union, by vote in the General Meeting, aimed at the orientation of its business, pursuant to art. 238 of Act N. 6,404 of 1976, are considered forms of exercising unavailable rights and will not be subject to the arbitration procedure provided for in the main section of this article. The provision in the caput does not apply to disputes or controversies that refer to the activities of Petrobras based on art. 1 of Law Nº 9,478, dated August 6, 1997, and observing the provisions of these Bylaws regarding the public interest that justified the creation of the Company, as well as disputes or controversies involving unavailable rights.
Art. 59The contracts entered by Petrobras for the acquisition of goods and services will be preceded by a simplified bidding procedure, in the form of the regulation approved by Decree N. 2,745, dated August 24, 1998. Art. 59. Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a simplified bidding procedure, in accordance with the applicable legislation of the regulation approved by Decree Nº 2.745, of August 24, 1998. Adaptation of the wording, preparatory to the compliance with Law 13.303/16 regarding the bidding process.
Art. 60To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478, of 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. (...) Art. 60To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. (...) Mere wording adjustment.
Art. 61The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the Adaptation to the Level 2 Regulation (items 8.1 and 8.3).

conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1-The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2-Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 -The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4-Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62In the event of cancellation of Adaptation to the Level 2 Regulation (item
Petrobras’ public company registration and 10.2 of the referred Regulation).
consequent egress from Level 2, a
minimum price must be offered to the
shares, corresponding to the economic
value determined by a specialized
company chosen by the General Meeting,
pursuant to the Business Corporation Act,
and as provided in art. 40, item XI of these
Bylaws.
Sole paragraph. The costs of hiring a
specialized company covered by this
article will be borne by the controlling
shareholder.
Art. 63 -In case the Company’s egress Adaptation to the Level 2 Regulation (item from Level 2 is deliberated so that the 10.3 of the referred Regulation).
securities issued by it will be admitted to
trading outside Level 2, or by virtue of a
corporate reorganization operation, in
which the company resulting from such
reorganization does not has its securities
admitted to trading on Level 2 within a
period of 120 (one hundred and twenty)
days from the date of the general meeting
that approved said transaction, the
controlling shareholder shall make a public
offer for the acquisition of the shares
belonging to the other shareholders of the

Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1-The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company’s participation in the special segment of B3 denominated New Market (“New Market”) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction.

Art. 64-In the event that there is no controlling shareholder, in case the Company’s egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1-The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2-In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the
Adaptation to the Level 2 Regulation (item
11.2 of the referred Regulation).

event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer
Art. 65-The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1-The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2-If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput
Adaptation to the Level 2 Regulation (items 12.5.1 and 12.5.2 of the Regulation).

results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3-If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company’s Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company’s egress from Level 2 of Corporate Governance. §4-If the general meeting referred to in §3 above decides for the Company’s egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

EXTRAORDINARY GENERAL MEETING
PRESENTATION TO SHAREHOLDERS
ITEM II
RESTATEMENT OF THE BYLAWS TO REFLECT THE AMENDMENTS APPROVED
If the Extraordinary General Meeting approves the amendments proposed in Item I of the agenda, it is also submitted to the same Meeting the approval of the restatement of the Bylaws to reflect to amendments approved.
Attached: copy of the Bylaws incorporation amendments proposed in item I of the Notice.
Rio de Janeiro, November 14th 2017.
Pedro Parente
CEO

ANNEX I
Petrobras’s By-Law after changes

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS
Chapter I -Nature, Headquarters and Purpose of the Company
Art. 1-Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law -in general -and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1-Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2-Upon the adherence of Petrobras to B3’s Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão -B3 (Level 2 Regulation). §3-The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2-Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3-The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1-The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2-Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3-Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4-In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5-In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company’s management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6-When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7-The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.
Chapter II -Capital, Shares and Shareholders
Art. 4 -Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1-Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2-The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3-Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders. §4-The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 -Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 -Preferred shares shall be non-convertible into common shares and vice versa. §2 -Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 -Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 -Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 -The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 -All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil -CVM, without issue of certificate. Art. 8 -Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 -Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10-Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11-The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12-In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13-Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1-The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2-At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.
Chapter III -Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates
Art. 14-For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15-In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose.

Art. 16-The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.
Chapter IV -Company Administration
Section I -Board Members and Executive Officers
Art.17-Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office. Art.18 -The Board of Directors shall be composed of at least seven (7) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1-In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §2-The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §3-In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §4-Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §5-The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §6-The Board of Directors shall be formed by at least 30% (thirty) percent of independent members, pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3’s State Companies Governance Highlight Program and of Level 2’s Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§7-When, as a result of compliance with the percentage referred to in subsection above, fractional number of members results, such result will be the rounded in pursuant to the provisions of Level 2’s Regulation. §8-The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §9-Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19-In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I-Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II-Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III-Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV-Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V-Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Art. 20-The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 -The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 -Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 -Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 -The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 -Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21-The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1-For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I-not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II-not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III-diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV-not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V-not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2-The nominee to the office post shall not have any form of conflict of interest with the Company. §3-The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§4-The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5-The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6-The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7-The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22-The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 -The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2’s Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2-the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3-Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23-The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1-The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2-The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. Art. 24-The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25-In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1-The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2-If the board member who represents the employees does not complete the term of office, the following shall be observed: I-the second most voted candidate shall take office, if more than half the term of office has not elapsed; II-new elections shall be called, if more than half the term of office has elapsed. §3-In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26-The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27-The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1-The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2-The CEO shall appoint, from among the Executive Officers, his possible substitute. §3-In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the

Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4-In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5-In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28-After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I-accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II-accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III-sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1-The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2-During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied. §3-The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4-Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5-The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I-incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II-is judicially convicted, final and unappealable sentence, of crimes against the public administration; III-is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV-undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6-The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013.
Section II -Board of Directors
Art. 29 -The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I-setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II-approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III-inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV-evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V-approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors;

VI-deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII-setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII-approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX-approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X-approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI-approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII-approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII-implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV-formally making statements in such public offering for the sale of equity shares issued by the Company; XV-setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company’s shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1-The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 -Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3-Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30-The Board of Directors shall further decide on the following matters: I-Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II-nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III-authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV-exchange of securities it has issued; V-election and dismissal of the members of the Executive Board; VI-constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII-convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII-Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX-Corporate Governance Policy and Guidelines of Petrobras; X-selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI-administration and accounts report of the Executive Board; XII-selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII-matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV-integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation;

XV-omissive cases of these Bylaws. §1 -The Board of Directors shall have 6 (six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I-The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;
II-Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors. §2 -The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 -Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4-To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I-transformation, incorporation, merger or spin-off of the Company; II-approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III-valuation of assets intended to the payment of capital increase of the Company; IV-choice of specialized institution or company to determine the Company’s economic value, pursuant to Article 40, XI of these Bylaws; and

and V-alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5-If the final decision of the Board of Directors differs from the Minority Committee’s opinion indicated in the previous paragraph, the Board’s manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders’ vote. §6-The said Minority Committee shall be composed of the two (2) members of the Board of Directors appointed by the common minority stockholders and the preferred shareholders, in addition to one (1) third independent member, meeting the requirements of elected by the other members of the Committee, and may or may not be a member of the Board of Directors. Art. 31 -The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 -The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1-It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2-The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3-The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4-The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5-The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 -In the event of a tie, the Chairman of the Board shall have the casting vote.
Section III -Executive Office

Art. 33-The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1-The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.
§2-The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34-The Executive Office shall be responsible for:
I-Evaluating, approving and submitting to the approval of the Board of Directors:
a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;
b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects;
c) the budgets of expenditures and investments of the Company;
d) the result of the performance of the Company’s activities.
e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.
f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.
II-approving:
a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;
b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;
c) the pricing policy and basic price structures of the Company’s products;
d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;
e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;
f) the rules for the assignment of use, rental or lease of fixed assets owned by the
Company;
g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad;

h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III-ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV-deliberating on trademarks and patents, names and insignia. Art. 35 -The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1-The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 -The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. §3-The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4-The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 -It is incumbent, individually: § 1-To the CEO: I-convene, preside over and coordinate the work of Executive Office meetings; II-propose to the Board of Directors, the nomination of Executive Officers;

III-provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;
IV-ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;
V-exercise other powers conferred by the Board of Directors.
§2 -To the Executive Officer for Production Development & Technology:
I-ensure the development of production system projects on E&P, Refining,
Natural Gas and Energy;
II-ensure the interests of the Company before the regulatory bodies related to their area of operation;
III-manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others;
IV-develop and provide technological solutions that facilitate the strategic plan of the Company;
V-exercise other powers conferred by the Board of Directors.
§3 -To the Executive Officer for Exploration & Production:
I-coordinate asset optimization projects in Onshore, Shallow Water, Deep Water,
Ultra-Deep Water Fields;
II-manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature;
III-approve and manage partnerships and participations in exploration blocks;
IV-ensure the interests of the Company before the regulatory bodies related to their area of operation;
V-manage the logistics services to support the operations and investments of the Company related to their area of operation;
VI -define the strategy and guidelines for decommission, maintenance of wells and subsea systems;
VII-exercise other powers conferred by the Board of Directors.
§4-To the Executive Officer for Refining and Natural Gas:
I-manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers;
II-coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature;
III-approve and manage partnerships related to their area of operation;
IV-ensure the interests of the Company before the regulatory bodies related to their area of operation;
V-manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers;
VI-exercise other powers conferred by the Board of Directors.

§5-To the Executive Officer for Finance and Investor Relations:
I-provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services;
II-move the monetary resources of the company, always in conjunction with another Executive Officer;
III-be responsible for providing information to the investing public, to the
Securities and Exchange Commission of Brazil -CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the
Company in these institutions up to date;
IV-account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies;
V-promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia;
VI-coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force;
VII-exercise other powers conferred by the Board of Directors.
§6 -To the Executive Officer of Corporate Affairs:
I-propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;
II-approve the allocation of staff to the units of the Company;
III-guide and promote the application of human resources policies and guidelines of the Company;
IV-propose, implement and maintain the telecommunications and informatics systems of the Company;
V-provide the Company with shared resources and services of infrastructure and administrative support;
VI-coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property;
VII-guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment;
VIII-guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility;
IX-exercise other powers conferred by the Board of Directors.
§7-To the Executive Officer for Governance and Compliance:
I-guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance;
II-coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption;

III-monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive
Office and the Board of Directors;
IV-exercise other powers conferred by the Board of Directors.
§8 -To the Executive Officer of Strategy, Organization and Management System:
I-propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans;
II-coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the
Company with the respective projects;
III-submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations;
IV-monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors;
V-coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras;
VI-ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments;
VII-guide and promote the application of risk management policies pursuant to the legislation in force;
VIII-coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras;
IX-propose the establishment of a management system that:
a) modernizes management, improving the monitoring and control of the company’s performance with the use of internal and external benchmarks and risk analysis to support decision-making;
b) unfolds goals and objectives up to the level of supervision;
c) indicates the respective responsible parties;
d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge;
e) establishes a consequences system aligned to its completion, according to meritocracy criteria.
§9 -To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:
I-implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II-hire and dismiss employees and formalize the designations to managerial posts and functions; III-designate employees for missions abroad; IV-monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V-designate and instruct the Company’s representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI-manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII-approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37-The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38-The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company’s activities.
Chapter V -General Meeting
Art. 39-The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:
I-rendering of the administrators’ accounts, examine, discuss and vote the financial statements;
II-decide on the allocation of net profit for the year and the distribution of dividends;
III-elect the members of the Board of Directors and Audit Committee.
Art. 40-The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these
Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially:
I-reform of the Bylaws;
II-modification in social capital;

III -evaluation of assets which the shareholder contributes for capital increase; IV-issuance of debentures convertible into shares or their sale when in treasury; V-incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI-participation of the Company in a group of companies; VII-sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII-dismissal of members of the Board of Directors; IX-sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X-cancellation of the open Company registration; XI-selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII-waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII-approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1-The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 -In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3-In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4-The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41-The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 -The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Chapter VI -Audit Committee
Art. 43-The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1-Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2-In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3-The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4-The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 -The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 6 of these Bylaws. Art. 44-The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1-The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2-Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one
(1) term of performance. Art. 45-The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 -It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I-inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II-opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III-opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV-denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V-to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI -analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII-examine the financial statements of the fiscal period and opine on them; VIII-exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.
Chapter VII -Company Employees
Art. 47-The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48-The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49-The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1-The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of positions in commission of free provision. §2-The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of

Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company’s permanent staff, by means of positions in commission of free provision. §3-The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50-Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51-The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.
Chapter VIII -General Provisions
Art. 52-The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 -The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. Sole paragraph. The Company may prepare semi-annual balance sheets, for the payment of dividends or interest on own capital, by resolution of the Board of Directors. Art. 54-On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55-Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56-Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57-The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58-The disputes or controversies involving the Company, its shareholders, administrators and fiscal councilors shall be resolved through arbitration, in compliance with the rules established by the Market Arbitration Chamber, with the purpose of applying the provisions contained Corporate Law, in Law Nº 13.303 of June 30, 2016, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as in other functioning of the capital market in general, in addition to those in the Level 2 Regulation, the Arbitration Regulation, the Participation Agreement and the Sanctions Regulation, all of Level 2 of B3. The provision in the caput does not apply to disputes or controversies that refer to the activities of Petrobras based on art. 1 of Law Nº 9,478, dated August 6, 1997, and observing the provisions of these Bylaws regarding the public interest that justified the creation of the Company, as well as disputes or controversies involving unavailable rights. Art. 59-Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60-To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61-The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1-The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2-Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 -The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4-Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 -In the event of cancellation of Petrobras’ public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63-In case the Company’s egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1-The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company’s participation in the special segment of B3 denominated New Market (“New Market”) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120

(one hundred and twenty) days from the date of the general meeting that approved said transaction. Art. 64-In the event that there is no controlling shareholder, in case the Company’s egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1-The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2-In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65-The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1-The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2-If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3-If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company’s Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company’s egress from Level 2 of Corporate Governance. §4-If the general meeting referred to in §3 above decides for the Company’s egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer